                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 13D
                                (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                              (AMENDMENT NO. 5)*

                             ---------------------

                        HEARST-ARGYLE TELEVISION, INC.
                               (Name of Issuer)


                             SERIES A COMMON STOCK
                        (Title of Class of Securities)

                                  422317 10 7
                                (CUSIP Number)

                             ---------------------

                              JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 649-2025

                             ---------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                             ---------------------

                                   COPY TO:
                             Steven A. Hobbs, Esq.
                                Rogers & Wells
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000

                             ---------------------

                                MARCH 27, 1998
            (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. <square>
-------------------------------------------------------------------------------

                            (Continued on following pages)

CUSIP No. 422317 10 7           13D


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                HEARST BROADCASTING, INC.

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)<square>
                                                                   (b)<square>
      3.       SEC USE ONLY


      4.       SOURCE OF FUNDS
                                WC

      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             DELAWARE


                                     7.       SOLE VOTING POWER

           NUMBER OF
                                     8.       SHARED VOTING POWER
            SHARES
                                                  42,032,675
         BENEFICIALLY

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH

           REPORTING                 10.      SHARED DISPOSITIVE POWER

          PERSON WITH                                42,032,675


      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               42,032,675

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                   <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          78.1%

      14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 422317 10 7           13D



      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST CORPORATION

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)<square>
                                                                   (b)<square>
      3.       SEC USE ONLY


      4.       SOURCE OF FUNDS
                                WC

      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             DELAWARE


                                     7.       SOLE VOTING POWER

           NUMBER OF
                                     8.       SHARED VOTING POWER
            SHARES
                                                  42,032,675
         BENEFICIALLY

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH

           REPORTING                 10.      SHARED DISPOSITIVE POWER

          PERSON WITH                                42,032,675


      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               42,032,675

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                   <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          78.1%

      14.      TYPE OF REPORTING PERSON
                               CO

CUSIP No. 422317 10 7           13D



      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                THE HEARST FAMILY TRUST

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a)<square>
                                                                   (b)<square>
      3.        SEC USE ONLY


      4.       SOURCE OF FUNDS
                                WC

      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   <square>

      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                             DELAWARE


                                     7.       SOLE VOTING POWER

           NUMBER OF
                                     8.       SHARED VOTING POWER
            SHARES
                                                  42,032,675
         BENEFICIALLY

           OWNED BY                  9.       SOLE DISPOSITIVE POWER

             EACH

           REPORTING                 10.      SHARED DISPOSITIVE POWER

          PERSON WITH                                42,032,675


      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               42,032,675

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                   <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          78.1%

      14.      TYPE OF REPORTING PERSON
                               CO

                             SCHEDULE 13D


     This Amendment No. 5, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Hearst-Argyle
Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $26,383,218.63. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     Hearst Broadcasting purchased the additional Securities reported in Item 5(c) of this Statement in order to increase its equity interest in the Company.


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) As of March 31, 1998, the Reporting Persons own 734,027 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer. Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of each of the 42,032,675 converted shares (the "Securities"). The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 78.1% of the shares of Series A Common Stock outstanding of the Issuer, based on the number of outstanding shares reported in the Company's Proxy Statement dated March 25, 1998.

     (c) On March 27, 1998, Hearst Broadcasting purchased 400,000 shares of Series A Common Stock of the Issuer for $36.00 per share and 334,027 shares of Series A Common Stock of the Issuer for $35.875 per share for an aggregate purchase price of $26,383,218.63. Each purchase was made pursuant to a privately negotiated transaction.

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 31, 1998



                                  HEARST BROADCASTING, INC.


                                  By: /S/ VICTOR F. GANZI
                                      _______________________________
                                      Name:  Victor F. Ganzi
                                      Title: Vice President

                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 31, 1998



                                  THE HEARST CORPORATION


                                  By: /S/ JAMES M. ASHER
                                      _______________________________
                                      Name:  James M. Asher
                                      Title: Vice President

                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 31, 1998



                                  THE HEARST FAMILY TRUST


                                  By: /S/ VICTOR F. GANZI
                                      _______________________________
                                      Name:  Victor F. Ganzi
                                      Title: Trustee